September 20, 2012

Via EDGAR and Federal Express

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           Providence and Worcester Railroad Company (the “Company” or “P&W”)
File No. 001-12761

Dear Mr. Shenk:

This letter is in response to your correspondence dated August 30, 2012 (the “Comment Letter”) containing comments arising from your review of our Form 8-K filed on April 6, 2012, ( the “Filing”).

In accordance with your request the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company provides this acknowledgement without prejudice to its rights to disclose staff comments and the Company’s response thereto in any such proceedings.

We have addressed below the matter raised in the Comment Letter.  For the convenience of the Commission’s staff, we reproduced the text of the heading and paragraph in the Comment Letter and follow with our response.

1.
We note your response to our prior comment 1.  However, it is not clear what revenue generating activity you performed to earn revenue.  Based on the information you provided in your response, it appears that Amtrak provided the various components of consideration to you as a part of the settlement agreement due to their failure to perform under the original 1978 agreement rather than as a result of services you provided to them and, as such, this transaction should be accounted for as a gain or other income as appropriate.  Please tell us the nature of the original 1978 agreement and what originally caused Amtrak to be obligated to you.  Please also explain why Amtrak’s obligation to you should be recognized as revenues (i.e., describe the earnings process).

The Company was incorporated in 1844 and thereafter began operating on its owned-lines between its namesake cities, Providence and Worcester.   Until 1976, the Company either owned or had an easement over the mainline and yard tracks in an area known as the Providence Terminal, in Providence, Pawtucket and Central Falls Rhode Island, to support its operations.  The Company and two other railroads were parties to various trackage and terminal cost-sharing arrangements in the Providence Terminal.

In 1976, following the bankruptcy of the Penn Central, Amtrak assumed operating rights for passenger service over the Northeast Corridor (“NEC”).   In 1976, the Northeast Corridor Improvement Project (the “Project”) was initiated.  The Project required use of property in Providence Terminal owned by the Company, without which Amtrak would not have had the contiguous rights necessary to  carry passengers between New York City and Boston.  As consideration for transfer of title to its track rights and underlying property, the Company received, among other items, a permanent easement for freight operations over the NEC.   Additionally, Amtrak agreed to maintain trackage located in the Providence Terminal to Federal Railroad Administration Class II standards. The foregoing arrangements were memorialized in an Agreement dated January 3, 1978 (the “1978 Agreement”).  In addition, the 1978 Agreement provided Amtrak with the right to “replace, modify, remove and relocate” this trackage, subject to the requirement that alternate facilities be provided to the Company.    The Company’s right to alternate facilities was conditioned upon the satisfaction of terms established by the 1978 Agreement including that the Company demonstrate to Amtrak its “need” for alternate facilities.  The alternate facilities requirement was designed to protect the Company in the event future business in the Rhode Island area required additional car storage capacity.

Almost immediately after execution of the 1978 Agreement, Amtrak began removing track.    Furthermore over time Amtrak failed to maintain the non-removed track as required by the 1978 Agreement.  The combination of the growth in the Company’s business and Amtrak’s failure to meet its obligations under the 1978 Agreement caused the Company to incur various additional costs in furtherance of its operations.  For example, the Company expanded track capacity within its Plainfield CT, Valley Falls RI, and Worcester MA yards in order to accommodate short-term storage of cars awaiting delivery to its Rhode Island customers.  Meanwhile, as a result of the Company’s efforts to market its freight service and key infrastructure improvements completed in Providence and its environs, the Company saw its need for trackage in Rhode Island increase.   Infrastructure improvements within the City of Providence as well as strategic port facilities in Providence and Davisville brought new types of traffic to the Company.  Often, this traffic moves in large block movements, so-called unit trains.   The additional operating expenses related to loss of trackage in the Providence Terminal continue today.

During the course of the various negotiations leading to the 2012 Settlement and Amendment Agreement (the “2012 Agreement”), Amtrak acknowledged its responsibility for replacement of the track it had removed.  Under the 2012 Agreement, the Company received or may receive three different kinds of consideration as reimbursement for loss of trackage and additional operating costs incurred by it as a result of Amtrak’s failure to carry out its obligations under the 1978 Agreement – 1) cash, 2) rail and other materials, and 3) credits against past or future track maintenance obligations for its usage of the NEC.

The accounting literature, in part, refers to the earnings process as activities involved in delivering goods or other activities that constitute its ongoing major or central operations.  Revenues have been earned when an entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.   Without the growth of the Rhode Island-based traffic, Amtrak would have had no track restoration obligation, as the Company would not have been able to demonstrate the requisite “need” for the tracks removed by Amtrak. As result of the increased traffic, the Company incurred additional operating expenses which Amtrak is in effect reimbursing. These payments clearly relate to income producing activities and, therefore, should be treated as revenues.  In addition, the earnings process for that portion of the amounts received from Amtrak which were either applied against outstanding billings for NEC maintenance or designated as a “mileage credit” will only be earned as liability for mileage charges arises, that is, as the Company conducts freight railroad operations along the NEC in the future, surely a profit-directed activity of the Company and indicative of an earnings process.

Based upon the above, an earnings process relative to the 2012 Agreement has taken place and continues to take place since, should the Company cease delivering freight along the NEC, the earnings process would not be completed and, therefore, revenues would not be earned.  Classifying the amounts received as revenues is in accordance with the accounting literature.

Please do not hesitate to contact me if you need additional information regarding any of these matters.

Very truly yours,

/s/ Daniel T. Noreck
Daniel T. Noreck
Treasurer and Chief Financial Officer